82-34692





# Preliminary Final Report of Cue Energy Resources Limited for the Financial Year Ended 30 June 2005

(ABN 45 066 383 971)

This Preliminary Final Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.3A.

| | |
|---|---|
| Current Reporting Period: | Financial Year ended 30 June 2005 |
| Previous Corresponding Period: | Financial Year ended 30 June 2004 |



12/19

# CUE ENERGY RESOURCES LIMITED
## Results for Announcement to the Market for the Financial Year ended 30 June 2005

| Results | | Change $'000 | Change % | 30 June 2005 Amount $'000 |
|---|---|---|---|---|
| Revenue from ordinary activities | up | 686 | 11.7 | 6,540 |
| Profit/(loss) from ordinary activities after tax attributable to members | up | 102 | 21.7 | 1,098 |
| Net profit/loss attributable to members | up | 102 | 21.7 | 1,098 |

## Dividends (Distributions)

| | | Amount per security | Franked amount per security |
|---|---|---|---|
| Final dividend | | Nil | Nil |
| Interim dividend | | Nil | Nil |
| Record date for determining entitlements to the dividend | | | |
| • final dividend | | n/a | n/a |
| • interim dividend | | n/a | n/a |

**Brief Explanation of Revenue, Net Profit/(Loss) and Dividends (Distributions)**

Cue recorded a net profit after income tax of $1.1 million (2004: $0.9 million) for the financial year, after income tax of $0.8 million (2004: $0.6 million).

The profit was achieved primarily from sales revenue of $6.0 million (2004: $5.8 million) received from oil sales from the SE Gobe oil field in Papua New Guinea. Operating costs totalled $4.7 million (2004: $4.4 million) for the financial year, comprising production costs of $0.7 million (2004: $1.34 million) and amortisation expense of $2.2 million (2004: $1.7 million).

No dividends have been paid or declared since the end of the prior financial year and no dividends have been recommended by the Directors in respect of the financial year ended 30 June 2005.

# Cue Energy Resources Limited
## Consolidated Statement of Financial Performance
## for the Financial Year Ended 30 June 2005

| | NOTE | 2005<br>$ | 2004<br>$ |
|---|---|---|---|
| Operating Revenue | 2 | 6,539,560 | 5,853,901 |
| Operating Expenses | 2 | (4,676,705) | (4,374,865) |
| **Operating profit/(loss) before income tax** | | 1,862,855 | 1,479,036 |
| Income tax expense | 4 | (764,477) | (576,801) |
| **Net profit/(loss) attributable to parent shareholders** | | 1,098,378 | 902,235 |
| Increase/(Decrease) in asset Revaluation reserve | | (25,487) | 52,849 |
| Share issue costs | | (2,368,796) | - |
| **Total changes in Equity other than those resulting from transactions with owners as owners** | | (1,295,905) | 955,084 |
| Basic earnings per share | | $0.0029 | $0.0027 |
| Diluted earnings per share | | $0.0029 | $0.0027 |
| Net Tangible Assets per Security (cents) | | 5.2 | 3.0 |

# Cue Energy Resources Limited
## Consolidated Statement of Financial Position
## For the Financial Year Ended 30 June 2005

| | NOTE | 2005<br>$ | 2004<br>$ |
|---|---|---|---|
| **Current Assets** | | | |
| Cash assets | 8 | 25,036,031 | 4,284,080 |
| Receivables | | 389,863 | 833,451 |
| Total Current Assets | | 25,425,894 | 5,117,531 |
| **Non Current Assets** | | | |
| Property, plant and equipment | | 19,267 | 24,207 |
| Other financial assets | | 357,117 | 400,116 |
| Exploration and evaluation expenditure | | 51,535,439 | 23,895,474 |
| Production properties | | 4,760,315 | 6,059,429 |
| Total Non Current Assets | | 56,672,138 | 30,379,226 |
| **Total Assets** | | **82,098,032** | **35,496,757** |
| **Current Liabilities** | | | |
| Payables | | 3,031,213 | 841,988 |
| Tax liabilities | | 22,568 | 361,630 |
| Provisions | | 184,934 | 76,117 |
| Total Current Liabilities | | 3,238,715 | 1,279,735 |
| **Non Current Liabilities** | | | |
| Provisions | | - | 83,426 |
| Deferred tax liabilities | | 328,876 | - |
| Total Non Current Liabilities | | 328,876 | 83,426 |
| **Total Liabilities** | | **3,567,591** | **1,363,161** |
| **Net Assets** | | **78,530,441** | **34,133,596** |
| **Shareholders' Equity** | | | |
| Share capital | | 119,482,484 | 76,158,530 |
| Reserves | | 154,128 | 179,615 |
| Accumulated losses | 3 | (41,106,171) | (42,204,549) |
| **Total Shareholders' Equity** | | **78,530,441** | **34,133,596** |

# Cue Energy Resources Limited
## Consolidated Statement of Cash Flows
## For the Financial Year Ended 30 June 2005

| | NOTE | 2005<br>$ | 2004<br>$ |
|---|---|---|---|
| **Cash Flows from (to) Operating Activities** | | | |
| Production income | | 5,904,582 | 5,943,019 |
| Interest received | | 455,465 | 45,904 |
| Payments to employees and other suppliers | | (1,965,772) | (2,778,629) |
| Income tax paid | | (774,663) | (379,347) |
| Royalties paid | | (88,299) | (79,368) |
| Net cash from (to) operating activities | 8 (a) | 3,531,313 | 2,751,579 |
| **Cash Flows from (to) Investing Activities** | | | |
| Sale of investments proceeds | | - | 301,260 |
| Refund of exploration expenditure | | - | 504,215 |
| Payments for exploration expenditure | | (24,975,511) | (2,943,756) |
| Payments for office equipment | | (2,851) | (2,774) |
| Payments for production properties | | (881,815) | (56,780) |
| Net cash from (to) investing activities | | (25,860,177) | (2,197,835) |
| **Cash Flows from (to) Financing Activities** | | | |
| Proceeds from share issues | | 45,692,750 | - |
| Payments for share issue costs | | (2,368,796) | - |
| Performance bond released | | 68,181 | - |
| Net cash from (to) financing activities | | 43,392,135 | - |
| **Net Increase (Decrease) in Cash Held** | | 21,063,271 | 553,744 |
| Opening Cash Brought Forward | | 4,215,899 | 3,825,757 |
| Effect of exchange rate change on foreign currency balances held at the beginning of the year | | (243,139) | (163,602) |
| **Ending Cash Carried Forward** | 8 (b) | 25,036,031 | 4,215,899 |

# Notes to the Financial Statements for the Financial Year ended 30 June 2005

# NOTES TO THE FINANCIAL STATEMENTS
## For the Financial Year Ended 30 June 2005

## 1 BASIS OF PREPARATION

This preliminary final report has been prepared in accordance with ASX Listing Rule 4.3A and the disclosure requirements of ASX Appendix 4E.

A resolution of members at the Annual General Meeting held on 26 November 2004, approved the migration of the Company from New Zealand to Australia. The migration was completed on 9 February 2005, with the result that the Company is incorporated under and subject to Australian Corporations Law.

The initial translation to the Australian dollar reporting currency has been carried out as at 1 July 2004 in accordance with Urgent Issues Group Abstract 46 "Initial Foreign Currency Translation for Redomiciled Entities". Comparative information for the preceding reporting period has been translated at the spot rate as at 30 June 2004 in accordance with UIG 46.

The accounting policies adopted in the preparation of the preliminary final report are consistent with those adopted and disclosed in the 2004 Annual Financial Report except for the translation to Australian dollars described above.

## 2 REVENUE, EXPENSES AND LOSSES

| | 2005<br>$ | 2004<br>$ |
|---|---|---|
| **Operating Revenue** | | |
| *Continuing activities* | | |
| Production income | 6,010,137 | 5,804,135 |
| Interest income | 529,423 | 49,766 |
| **Total Operating Revenue** | **6,539,560** | **5,853,901** |
| **Operating Expenses** | | |
| *Continuing activities* | | |
| Net foreign currency losses | 243,139 | 163,602 |
| Depreciation | 7,191 | 8,936 |
| Employee expenses | 840,051 | 817,667 |
| Production costs | 736,933 | 1,338,175 |
| Administrative expenses | 525,638 | 681,664 |
| Amortisation production properties | 2,180,929 | 1,726,844 |
| Exploration and project expenditure expensed | 125,312 | - |
| Write (up)/down of the carrying value of investments | 17,512 | (362,023) |
| **Total expenses from Ordinary Activities** | **4,676,705** | **4,374,865** |

## 3 ACCUMULATED LOSSES

| | 2005 $ | 2004 $ |
|---|---|---|
| Accumulated losses at beginning of financial year | (42,204,549) | (43,106,784) |
| Net profit attributable to members of Cue Energy Resources Limited | 1,098,378 | 902,235 |
| **Accumulated losses at end of financial year** | **(41,106,171)** | **(42,204,549)** |

## 4 TAXATION

| | | |
|---|---|---|
| Operating Surplus/(Loss) before tax | 1,862,855 | 1,479,036 |
| Income tax at current rate 30% | 558,857 | 488,081 |
| Tax effect of: | | |
| Tax on foreign income due to different tax rate | 305,791 | 196,112 |
| Expenditure not deductible for tax | - | 315 |
| Allowable mining deductions | (294,998) | (523,220) |
| Losses carried forward | 336,955 | 416,756 |
| Equity cost deductions | (142,128) | (1,243) |
| **Income tax recognised in statement of financial performance** | 764,477 | 576,801 |

## 5 CONTROLLED ENTITIES

| *Name of Entity* | **Country of Incorporation** | **Ownership and Voting Interest 2005 %** | **Ownership and Voting Interest 2004 %** |
|---|---|---|---|
| ***Parent entity*** | | | |
| Cue Energy Resources Limited | Australia | 100 | 100 |
| ***Controlled entities*** | | | |
| Cue PNG Oil Company Pty Ltd | Australia | 100 | 100 |
| Cue Energy Holdings Ltd | Australia | 100 | 100 |
| Cue Energy Indonesia Pty Ltd | Australia | 100 | 100 |
| Tanjung Jabung Pty Ltd | Australia | 100 | 100 |
| Cue Sampang Pty Ltd | Australia | 100 | 100 |
| Highlands Oil & Gas Pty Ltd | Australia | 100 | 100 |
| Toro Oil Pty Ltd | Australia | 100 | 100 |
| Omati Oil Pty Ltd | Australia | 100 | 100 |
| Galveston Mining Corporation Pty Ltd | Australia | 100 | 100 |
| Cue Exploration Pty Ltd | Australia | 100 | 100 |

## 6 INTERESTS IN JOINT VENTURES

The consolidated entity has an interest (rounded to two decimal places) in the following joint venture operations as at 30 June 2005:

| | **Principal Activities** | **Interest 2005 %** | **Interest 2004 %** |
|---|---|---|---|
| ***Bass Basin – Tasmania*** | | | |
| T/37P | Oil and gas exploration | 50 | - |
| T/38P | Oil and gas exploration | 50 | - |
| ***Western Australia*** | | | |
| EP363 | Oil and gas exploration | 10 (option) | 10 (option) |
| WA-359-P | Oil and gas exploration | 50 | - |
| WA-360-P | Oil and gas exploration | 50 | - |
| WA-361-P | Oil and gas exploration | 50 | - |
| ***New Zealand*** | | | |
| PEP 38413 | Oil and gas exploration | 5 | - |
| ***Papua New Guinea*** | | | |
| PRL 9 | Oil and gas exploration | 14.89 | 14.89 |
| PRL 8 | Oil and gas exploration | 10.72 | 10.72 |
| PPL 190 | Oil and gas exploration | 10.95 | 10.95 |
| PDL 3 | Petroleum production and exploration | 5.57 | 5.57 |
| SE Gobe Unit | Oil production | 3.29 | 3.29 |
| ***Madura – Indonesia*** | | | |
| Sampang | Oil and gas exploration | 15 | 15 |

| | 2005 $ | 2004 $ |
|---|---|---|
| **The share of assets and liabilities of the joint ventures attributed to the Group have been included under the relevant headings:** | | |
| **Non Current Assets:** | | |
| Exploration and Evaluation Expenditure | 51,535,439 | 23,895,474 |
| Production Properties | 4,760,315 | 6,059,429 |
| Net Assets employed in the Joint Ventures | 56,295,754 | 29,954,903 |

## 7 FINANCIAL REPORTING BY SEGMENTS

**Primary reporting – geographical segments**

The consolidated entity's risks and returns are affected predominantly by differences in the geographical areas in which it operates; therefore, geographical segments is considered its primary reporting format.

**Secondary reporting – business segments**

The consolidated entity operates predominantly in one business, namely exploration, development and production of hydrocarbons.

**Segment accounting policies**

Segment accounting policies are the same as the consolidated entity's policies.

**Composition of each geographical segment**

The countries designated have areas of interest in those respective countries.

**Geographic segments**

| | | | 2005 | | |
|---|---|---|---|---|---|
| | INDONESIA | PNG | NZ | AUSTRALIA | TOTAL |
| | $ | $ | $ | $ | $ |
| Revenue | | | | | |
| Segment | - | 6,010,137 | - | 529,423 | 6,539,560 |
| Consolidated | - | 6,010,137 | - | 529,423 | 6,539,560 |
| Result | | | | | |
| Segment | - | 2,327,803 | - | (1,229,425) | 1,098,378 |
| Consolidated | - | 2,327,803 | - | (1,229,425) | 1,098,378 |
| Assets | 39,393,218 | 10,513,982 | 6,641,806 | 25,549,026 | 82,098,032 |

| | | | 2004 | | |
|---|---|---|---|---|---|
| | INDONESIA | PNG | NZ | AUSTRALIA | TOTAL |
| | $ | $ | $ | $ | $ |
| Revenue | | | | | |
| Segment | - | 5,804,135 | - | 49,766 | 5,853,901 |
| Consolidated | - | 5,804,135 | - | 49,766 | 5,853,901 |
| Result | | | | | |
| Segment | - | 2,162,314 | - | (1,260,079) | 902,235 |
| Consolidated | - | 2,162,314 | - | (1,260,079) | 902,235 |
| Assets | 19,112,674 | 11,640,130 | 88,691 | 4,655,262 | 35,496,757 |

## 8 NOTES TO THE STATEMENT OF CASH FLOW

### Notes to Statement of Cash Flow
### For the Financial Year Ended 30 June 2005

| | 2005 | 2004 |
|---|---|---|
| | $ | $ |
| **(a) Reconciliation of operating profit / (loss) to net cash flows from operating activities:** | | |
| ***Reported profit / (loss) after tax*** | 1,098,378 | 902,235 |
| *Impact of changes in working capital items* | | |
| Decrease/(increase) in receivables | (274,363) | 147,523 |
| Increase/(decrease) in payables | 232,536 | 158,461 |
| *Items not involving cash flows* | | |
| Depreciation | 7,791 | 8,936 |
| Amortisation | 2,180,929 | 1,726,844 |
| Employee benefits | 25,391 | 6,001 |
| Net loss on foreign currency conversion | 243,139 | 163,602 |
| Write down/(up) value of investments | 17,512 | (362,023) |
| Net cash flows from operating activities | 3,531,313 | 2,751,579 |
| **(b) Cash comprises cash balances held within Australia and overseas:** | | |
| Australia | 24,949,776 | 4,179,750 |
| New Zealand | 85,381 | 87,672 |
| Papua New Guinea | 874 | 16,658 |
| Cash and bank balances | 25,036,031 | 4,284,080 |
| Performance bond not on demand | - | (68,181) |
| **Statement of Cash Flows cash balance** | **25,036,031** | **4,215,899** |

## 9 EVENTS SUBSEQUENT TO BALANCE DATE

Since the end of the financial year no material events have occurred.



## 10 INFORMATION ON AUDIT OR REVIEW

This report is based on accounts that are in the process of being audited.

## 11 INTERNATIONAL FINANCIAL REPORTING STANDARDS

Australia has introduced International Financial Reporting Standards (IFRS) effective for financial years commencing on or after 1 January 2005.

The economic entity's management have assessed the significance of these changes and are preparing for their implementation. The Directors have been responsible for the economic entity's transition to IFRS.

For the first annual reporting period coming after 1 January 2005, which for the Company is the financial year commencing on 1 July 2005, the Company will become subject to the Australian equivalents of IFRS.

*Impacts of adopting Australian Equivalents to IFRS*

Under current Australian GAAP the financial report is generally prepared on the basis of historical costs while under the IFRS conceptual framework there is an emphasis on recording assets and liabilities at their fair value. Whilst this will increase the volatility in reported results in future earnings, it is not expected to change the company's business operations nor have any impact on either the quantity or the value of current or future oil and gas reserves, future borrowing facilities or the ability to pay dividends.

The known or reliably estimated impacts on the financial report for the year ended 30 June 2005 had it been prepared using AIFRS are set out below. The expected financial effects of adopting AIFRS are shown for each line item in the statement of financial performance and statement of financial position with descriptions of the difference. No impacts are expected in relation to the statement of cash flows.

Although the adjustments disclosed in this note are based on management's best knowledge of expected standards and interpretations and current facts and circumstances, these may change. For example, amended or additional standards or interpretations may be issued by the AASB and the Urgent Issues Group. Therefore, until the Company prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

| | Existing GAAP $ | Effect of Change $ | AIFRS $ |
|---|---|---|---|
| Operating Revenue | 6,539,560 | - | 6,539,560 |
| Operating Expenses | (4,676,705) | (139,000) | (4,815,705) |
| **Operating profit/(loss) before income tax** | 1,862,855 | (139,000) | 1,723,855 |
| Income tax expense | (764,477) | - | (764,477) |
| **Net profit/(loss) attributable to parent shareholders** | 1,098,378 | (139,000) | 959,378 |
| Increase/(Decrease) in asset Revaluation reserve | (25,487) | - | (25,487) |
| Share issue costs | (2,368,796) | - | (2,368,796) |
| **Total changes in Equity other than those resulting from transactions with owners as owners** | (1,295,905) | (139,000) | (1,434,905) |
| Basic earnings per share | $0.0029 | | $0.0025 |
| Diluted earnings per share | $0.0029 | | $0.0025 |

| | Existing GAAP $ | Effect of Change $ | AIFRS $ |
|---|---|---|---|
| **Current Assets** | | | |
| Cash assets | 25,036,031 | - | 25,036,031 |
| Receivables | 389,863 | - | 389,863 |
| Total Current Assets | 25,425,894 | - | 25,425,894 |
| **Non Current Assets** | | | |
| Property, plant and equipment | 19,267 | - | 19,267 |
| Other financial assets | 357,117 | - | 357,117 |
| Exploration and evaluation expenditure | 51,535,439 | - | 51,535,439 |
| Production properties | 4,760,315 | - | 4,760,315 |
| Total Non Current Assets | 56,672,138 | - | 56,672,138 |
| **Total Assets** | **82,098,032** | **-** | **82,098,032** |
| **Current Liabilities** | | | |
| Payables | 3,031,213 | - | 3,031,213 |
| Tax liabilities | 22,568 | - | 22,568 |
| Provisions | 184,934 | - | 184,934 |
| Total Current Liabilities | 3,238,715 | - | 3,238,715 |
| **Non Current Liabilities** | | | |
| Provisions | - | - | - |
| Deferred tax liabilities | 328,876 | - | 328,876 |
| Total Non Current Liabilities | 328,876 | - | 328,876 |
| **Total Liabilities** | **3,567,591** | **-** | **3,567,591** |
| **Net Assets** | **78,530,441** | **-** | **78,530,441** |
| **Shareholders' Equity** | | | |
| Share capital | 119,482,484 | - | 119,482,484 |
| Reserves | 154,128 | 139,000 | 293,128 |
| Accumulated losses | (41,106,171) | (139,000) | (41,245,171) |
| **Total Shareholders' Equity** | **78,530,441** | **-** | **78,530,441** |

**(a) Financial instruments**

The Company will apply AASB132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments- Recognition and Measurement from 1 July 2005 in accordance with the provisions of AASB 1.

Under AASB 139, Financial instruments will be required to be classified into one of five categories which in turn, determine the accounting treatment of the item. The classifications are:

- Loans and receivables - measured at amortised cost;
- Held to maturity - measured at amortised cost;
- Held for trading - measured at fair value, with changes charged to the profit and loss;
- Available for sale - measured at fair value, with changes taken to equity; and
- Non—trading liabilities - measured at amortised cost

Loan and receivables and financial liabilities will remain unchanged. Measurement of these instruments will initially be at fair value with subsequent measurement at amortised cost, using the effective interest rate method.

This will result in a change to the current accounting policy, under which financial assets are carried at fair value, with decreases in value recognized in profit and loss and increases recognized in the asset revaluation reserve.

As a result of the application of the exemption under AASB 1, there would have been no adjustment to the classification or measurement of financial assets or liabilities from the application of AIFRS during the year ended 30 June 2005. Changes in classification and measurement will be recognized from 1 July 2005.

***(b) Income Tax***

Currently, Cue Energy Resources Limited adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under the new standards the entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income and accounting profit.

It is not likely that the amount of deferred taxes recognised in the statement of financial position will change.

***(c) Property, Plant and Equipment***

On transition to the new standards the economic entity has several options in the determination of the cost of each tangible asset, and can also elect to use the cost or fair value basis for the measurement of each class of property, plant and equipment after transition. The Board has assessed that as at balance date there would be no likely impact on carrying values for property, plant and equipment on adoption of the new standards.

***(d) Equity – based compensation benefits***

Under AIFRS all equity share based payments, including the cost of employee remuneration (including shares and options) must be expensed. Equity instruments issued after 7 November 2002, that were vested as at 1 January 2005, are measured based on the fair value of those instruments and amortized over the vesting period to the profit and loss.

For the year ended 30 June 2005, the employee benefit expense would have increased by $139,000 as there were employee options issued during the year with a corresponding increase in the share-based payment reserve.

### *(e) Exploration and Evaluation Assets*

Currently, exploration and evaluation expenditure is carried forward separately for each area of interest, provided that such costs are expected to be recouped through successful development or sale, or exploration activities have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing. This is the case in all of the areas of interest.

Under AIFRS, exploration expenditure which no longer satisfies the above conditions is written off. In addition, a provision is raised against exploration expenditure where the directors are of the opinion that the carried forward net cost may not be recoverable. The increase in the provision is charged against the results for the period.

***Treatment of Exploration and Evaluation Expenditures Under IFRS***

Adoption of the new standards in relation to the Company's present situation is expected to have no impact in relation to exploration and evaluation cost as the new standard mandates the continued use of "area of interest" accounting for exploration and evaluation costs. The standard requires entities, which recognise exploration and evaluation assets, to perform impairment tests on those assets when facts and circumstances suggest that the carrying amount may be impaired. However, the directors believe that impairment testing has been aligned with the factors that must currently be satisfied for capitalisation of exploration and evaluation costs. Consequently the standard should provide similar outcomes for exploration and evaluation costs to the Company's present accounting policy and no changes at balance date are anticipated on adoption of the new standards.